

May 22, 2014

Via E-mail
Mr. Geoffrey G. Ribar
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, California 95134

     Re: **Cadence Design Systems, Inc.**
            Form 10-K for the Fiscal Year Ended December 28, 2013
            Filed February 20, 2014
            File No. 000-15867

Dear Mr. Ribar:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 39

1.   We note that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. We also note your disclosure on page 75 that your foreign subsidiaries are generally subject to lower statutory tax rates. Please tell us what consideration you gave to providing disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that specific countries have had a more significant impact on your effective tax

rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact their results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Income Statements, page 55

2.   Your disclosure on page 59 indicates that in 2013 you combined product and maintenance revenue into a single caption because these agreements require customers to purchase both the product and maintenance in a bundled offering. We note that in your Form 10-K for the fiscal year ended December 29, 2012 you presented segregated revenue and cost of sales for product, service and maintenance. Please explain to us how you classified the bundled arrangements in the 2012 Form 10-K. Tell us why you were able to segregate these revenues and expenses in the 2012 Form 10-K and not the 2013 Form 10-K. As part of your response, please tell us how your current presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407, or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief